THE GABELLI GLOBAL MULTIMEDIA TRUST INC.
EXHIBIT TO ITEM 77C

	The Annual Meeting of Shareholders of The Gabelli Global Multimedia Trust Inc. (the "Multimedia Trust") was held on May 15, 2000. The following proposals were submitted for a vote of the shareholders:

1.	(a) To elect four directors of the Multimedia Trust by the common shares and preferred shares voting as a single class

	With respect to the proposal relating to the election of four directors of the Multimedia Trust by the common shares and preferred shares voting together as a single class, the following votes and percentages were recorded:





For

Withholding
Authority
Percent Represented
at the Meeting
Voting in Favor
Frank J. Fahrenkopf, Jr.
10,496,918
172,796
98.38%
Karl Otto Pohl
10,468,746
200,968
98.12%
Anthony R. Pustorino
10,507,006
162,708
98.48%
Werner J. Roeder
10,513,889
155,825
98.54%

 (b) To elect one director of the Multimedia Trust by the preferred shares voting as a separate class

	With respect to the proposal relating to the election of one director of the Multimedia Trust by the preferred shares voting as a single class, the following vote and percentage was recorded:





For

Withholding
Authority
Percent Represented
at the Meeting
Voting in Favor
James P. Conn
1,165,507
7,570
99.35%

	The remaining Directors in office are: Thomas Bratter, Felix Christiana, Mario Gabelli and Salvatore Zizza.

	2.	To ratify the selection of PricewaterhouseCoopers LLP as
        the independent accountants of the Multimedia Trust for the fiscal year ending December 31, 2000.

	With respect to the proposal relating to the ratification of the selection of PricewaterhouseCoopers LLP as the independent accountants of the Multimedia Trust for the fiscal year ending December 31, 2000, the following votes and percentages were recorded:

	    For				Against			Abstain

        10,550,338                      51,489                   67,888
	(98.88%)
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